

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2010

via U.S. mail and facsimile

Thomas E. Reinckens, Chief Executive Officer
Cache, Inc.
1440 Broadway
New York, NY 10018

RE: Cache, Inc.
Form 10-K for Fiscal Year Ended January 2, 2010 and filed March 19, 2010
File No.: 0-10345

Dear Mr. Reinckens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2010

Item 9A – Controls and Procedures, page 38

(2) Management's Annual Report on Internal Control over Financial Reporting, page 38

1. In future filings, please disclose the framework used by management to evaluate the effectiveness of your internal controls over financial reporting ("ICFR") (e.g., COSO), as required by Item 308T(a)(2) of Regulation S-K.

<u>(3) Change in Internal Control Over Financial Reporting, page 39</u>

2. In future filings, please disclose whether there was any change in your ICFR identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

<u>Note 12. Other Liabilities, page F-26</u>

3. Please tell us if the other liabilities of $15.8 million and $16.8 million, as of January 2, 2010 and December 27, 2008, respectively, include any individual components that exceed five percent of total liabilities as of each balance sheet date. If so, describe and quantify for us each such amount(s). Also confirm to us that in future filings you will state separately, in the balance sheet or in a note thereto, any other liabilities which are in excess of five percent of total liabilities pursuant to Rule 5-02(24) of Regulation S-X.

<u>Note 14. Income Taxes, page F-30</u>

4. We note your reconciliation begins with an *effective* tax rate of 34% for the fiscal years 2007-2009. Please tell us if your federal statutory tax rate is 35% and, if so, tell us how you considered the FASB ASC 740-10-50-12 (formerly paragraph 47 of SFAS 109) requirement to begin the reconciliation with the percentage of income tax expense that would result from applying the domestic federal statutory tax rate to pretax income from continuing operations.

<u>Signatures</u>

5. Please confirm that in future filings, you will include the signature of your controller or principal accounting officer, as required by Form 10-K. See Instruction D(2)(a) to Form 10-K.

<u>Section 302 Certifications (Exhibits 31.1 and 31.2)</u>

6. In future filings, please confirm to us that you will include Section 302 certifications that conform to the exact language specified in Item 601(b)(31)(i) of Regulation S-K. In this regard, you should:

   - replace "annual report" with "report" in paragraphs 1, 2, 3, 4(a) and (c);
   - replace "Cache" with "the registrant" in paragraphs 3, 4, 4(c) and (d), 5, 5(a) and (b);

- revise paragraph 4(d) to include language that states "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)"; and
- revise paragraph 5 to include language that states "or persons performing the equivalent functions)."

Schedule 14A

Board Leadership Structure, page 5

7. We note that Thomas Reinckens serves as both chief executive officer and chairman of the board. Please confirm that, in future filings, you will disclose whether you have a lead independent director and, if so, what specific role the lead independent director plays in the leadership of the board. Please see Item 407(h) of Regulation S-K

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Raquel Howard (202) 551-3291 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Thomas E. Reinckens
        Via facsimile to (212)764-2328